March 21, 2011

Ms. Chanda DeLong

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	AFS SenSub Corp.
Third Amended Form S-3 Shelf Registration Statement,
File No. 333-170231 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AFS SenSub Corp. (the “Registrant”) hereby respectfully requests the acceleration of the effective date of the above-captioned Registration Statement, which was filed on October 29, 2010, amended on February 1, 2011, February 28, 2011 and March 21, 2011 (as amended, the “Amended Registration Statement”), such that the Amended Registration Statement becomes effective at 11:00 A.M. on Thursday, March 24, 2011 or as soon thereafter as practicable.

The Registrant acknowledges that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AFS SENSUB CORP.

By:	/s/ J. Michael May

Name:	J. Michael May, Esq.
Title:	Executive Vice President, Chief Legal Officer, Secretary and Director